Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Successor	Predecessor
	Three Months Ended	Three Months Ended
	March 31, 2010	March 31, 2009

Earnings

Income (Loss) from Continuing Operations before Noncontrolling Interest and Income Taxes	$43	$(273)
Fixed Charges	206	469

Total Earnings	$249	$196

Fixed Charges
Interest Expense	$204	$455
Interest Expense Included Within Reorganization Items, Net	-	4
Amortization of Debt Costs	-	8
Interest Element of Rentals	2	2

Total Fixed Charges	$206	$469

Ratio of Earnings to Fixed Charges (1)	1.21	-

(1) Earnings for the three months ended March 31, 2009 were insufficient to cover fixed charges by $273 million. As a result of such deficiency, the ratio is not presented above.